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                                April 4, 2024

       Brian North
       Chief Executive Officer
       Fifth District Bancorp, Inc.
       4000 General DeGaulle Drive
       New Orleans, Louisiana 70114

                                                        Re: Fifth District
Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 8, 2024
                                                            File No. 333-277776

       Dear Brian North:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note that the Fifth District Savings Bank 401(k) Plan is offering participation interests of up to 1,178,310
shares of Fifth District Bancorp, Inc. Common Stock. As such, please include Fifth District
Savings Bank 401(k) Plan as a co-registrant on the cover page.
   2. Please disclose on the cover page, and as appropriate throughout the registration statement, if your
offering is contigent on receipt of certification to list on Nasdaq.
       Risk Factors, page 13

   3. Please add a separately captioned risk factor to address whether you face any material litigation risks or
discuss the potential risks that would occur should any lawsuits arise, or advise.
 Brian North
FirstName   LastNameBrian
Fifth District Bancorp, Inc. North
Comapany
April       NameFifth District Bancorp, Inc.
       4, 2024
April 24, 2024 Page 2
Page
FirstName LastName
Future changes in interest rates could reduce our profits and asset values, page 14

4. Please address more specifically in this risk factor how the current interest rate environment is currently affecting your business.
A worsening of economic conditions could reduce demand for our products and services, page
16

5. We note your disclosure that you " believe the current general economic conditions in
         [y]our primary market area are healthy and stable". Please revise this risk factor to discuss, as appropriate, the factors that impact the current New Orleans-Metairie
         Metropolitan Statistical Area's real estate market. For instance, discuss if your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures. Discuss the risk of delinquencies in this risk factor, or its own separate risk factor.
Our funding sources may prove insufficient to replace deposits at maturity and support our future growth, page 17

6. We note your disclosure that "as a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments." Please revise this risk factor to disclose what the funding sources you refer to here consist of, for reader clarity.
Historical and Pro Forma Regulatory Capital Compliance, page 34

7. We note that your total risk-based capital of $84,771 and common equity Tier 1 risk-based capital of $87,698 at December 31, 2023, as disclosed on page 34, appears to be inconsistent with the amounts reflected in Note 10 on page F-36. Please advise or revise your disclosure to correct these inconsistencies.
Comparison of Independent Valuation and Pro Forma Information with and without the
Charitable Foundation, page 41

8. You disclose on page 41 that more shares of Fifth District Bancorp common stock would be sold in the stock offering if the charitable foundation is not established. However, based on the first paragraph of the prospectus cover page, you disclose that you intend to contribute shares of common stock to the charitable foundation in addition to the shares of common stock offered for sale in the stock offering. Please clarify whether your estimated offering amount would change without the establishment of the charitable foundation.
9.       We note that the pro forma stockholders    equity of $402,999, as
indicated under the
         column "Minimum of Offering Range Without Foundation,    does not
appear to
         recalculate as the difference between pro forma total assets and pro forma total liabilities.
         Please revise or advise as appropriate.
 Brian North
FirstName   LastNameBrian
Fifth District Bancorp, Inc. North
Comapany
April       NameFifth District Bancorp, Inc.
       4, 2024
April 34, 2024 Page 3
Page
FirstName LastName



Average Balances and Yields, page 47

10. Please revise to disclose the average yield on all interest-earning assets and the average rate paid on all interest-bearing liabilities. Refer to Item 1402(b)(4) of Regulation S-K.
Comparison of Operating Results for the Years Ended December 31, 2023 and 2022 Net Interest Income, page 49

11. We note that your net interest margin decreased to 2.25% for the year ended
         December 31, 2023 from 2.87% for the year ended December 31, 2022, which you attribute due to the rising interest rate environment. Please revise to expand your discussion of the specific factors impacting the changes in your net interest margin. For example, include separate discussion of changes due to average yield on interest-earnings assets and liabilities, including changes due to the composition of deposits or increased borrowings, if applicable.
Management's Discussion and Analysis
Managment of Market Risk, page 50

12. We note your disclosure here that "All directors participate in discussions during the regular board meetings evaluating the interest rate risk inherent in our assets and liabilities, and the level of risk that is appropriate." Indicate whether the board sets policies and guidelines for managing interest rate risk and if so, whether the changes referenced in the first paragraph below each table on page 52 were within the limits of such policies and guidelines.
Liquidity and Capital Resources, page 53

13. We note from your disclosure on page F-33 that the Bank had outstanding advances from the Federal Home Loan Bank (FHLB) totaling $4,000,000 at December 31, 2023, which were scheduled to mature January 8, 2024. Please revise your liquidity and capital resources discussion to provide more explicit discussion of these advances, including any activities and impacts on your liquidity position occurring subsequent to December
         31, 2023.
Business of Fifth District
Competition, page 55

14. We note your disclosure regarding your competition on page 55. Discuss the extent to which the ability to compete in your market is dependent on existing relationships.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian North
Fifth District Bancorp, Inc.
April 4, 2024
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameBrian North                              Sincerely,
Comapany NameFifth District Bancorp, Inc.
                                                           Division of
Corporation Finance
April 4, 2024 Page 4                                       Office of Finance
FirstName LastName